UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IKANOS COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51532	73-1721486
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

47669 Fremont Boulevard Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Robert Dunnigan (510) 438-6211

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Ikanos Communications, Inc. has evaluated its current products and determined that of these certain products that we have manufactured or have contracted to manufacture contain tin, tungsten, tantalum, and/or gold. We have reviewed our supply chain and our suppliers within that supply chain and we have concluded that our supply chain is “DRC conflict undeterminable.” Consequently, we have filed a Conflict Minerals Report as Exhibit 1.02 to this Report on Form SD.

Conflict Minerals Disclosure

This Report on Form SD and the Conflict Mineral Report, filed as Exhibit 1.02 hereto, are publicly available at www.ikanos.com as well as the Securities and Exchange Commission’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Report on Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2014

IKANOS COMMUNICATIONS, INC.

By:	/s/ DENNIS BENCALA
Dennis Bencala Chief Financial Officer and Vice President of Finance

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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